NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

For the 3 month period ended

March 31, 2016

NXT ENERGY SOLUTIONS INC.

Consolidated Balance Sheets
(Unaudited – expressed in Canadian dollars)

	March 31,	December 31,
	2016	2015

Assets

Current assets
Cash and cash equivalents	$5,400,082	$7,085,803
Short-term investments	2,059,567	2,055,478
Restricted cash	75,000	75,000
Accounts receivable	248,374	810,400
Work-in-progress	-	404,840
Prepaid expenses and deposits	277,896	260,397
	8,060,919	10,691,918
Long term assets
Property and equipment	3,629,137	3,678,985
Intellectual property	24,288,000	24,709,000
	$35,978,056	$39,079,903

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$1,053,128	$1,163,783
Income taxes payable	783,181	1,253,126
Deferred revenue (note 9)	-	706,722
Current portion of capital lease obligation	34,785	34,159
	1,871,094	3,157,790
Long-term liabilities
Capital lease obligation	152,487	161,466
Asset retirement obligation	51,740	51,240
Deferred charges	87,026	87,756
	291,253	300,462
	2,162,347	3,458,252
Commitments and contingencies (note 11)

Shareholders' equity
Common shares (note 3): - authorized unlimited
Issued: 53,306,109 (2015 - 53,306,109) common shares	85,051,553	85,051,553
Contributed capital	7,389,089	7,239,089
Deficit	(59,335,868)	(57,379,926)
Accumulated other comprehensive income	710,935	710,935
	33,815,709	35,621,651

	$35,978,056	$39,079,903

Signed "George Liszicasz"	Signed "Mickey Abougoush"
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Loss and Comprehensive Loss

(Unaudited – expressed in Canadian dollars)

	For the three months
	ended March 31,
	2016	2015

Revenue
Survey revenue (note 9)	$1,454,988	$-

Expenses
Survey costs, net (note 4)	789,379	25,440
General and administrative	1,255,609	1,124,562
Stock based compensation expense (note 6)	150,000	194,000
Amortization expense (note 5)	514,258	15,525
	2,709,246	1,359,527

Other expenses (income)
Interest income, net	(7,371)	(10,361)
Foreign exchange (gain) loss	279,393	(9,066)
Feasibility study and other expenses	153,665	178,072
	425,687	158,645
Loss before income taxes	(1,679,945)	(1,518,172)

Income tax expense	275,997	-
Net loss and comprehensive loss	$(1,955,942)	$(1,518,172)

Loss per share (note 7)
Basic	$(0.04)	$(0.03)
Diluted	$(0.04)	$(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Cash Flows

(Unaudited – expressed in Canadian dollars)

	For the three months
	ended March 31,
	2016	2015

Cash provided by (used in):

Operating activities
Comprehensive loss for the period	$(1,955,942)	$(1,518,172)
Items not affecting cash:
Stock based compensation expense	150,000	194,000
Amortization expense	514,258	15,525
Amortization of deferred charges	(730)	-
Non-cash changes to asset retirement obligation	500	-
	664,028	209,525
	(1,291,914)	(1,308,647)
Change in non-cash working capital balances (note 10)	(277,768)	(146,982)
Net cash from (used in) operating activities	(1,569,682)	(1,455,629)

Financing activities
Proceeds from exercise of stock options	-	5,066
Repayment of capital lease obligation	(8,353)	-
Net cash from (used in) financing activities	(8,353)	5,066

Investing activities
Purchase of property and equipment	(43,410)	(54,295)
Decrease (increase) in short-term investments	(4,089)	1,623,141
Change in non-cash working capital balances (note 10)	(60,187)	-
Net cash from (used in) investing activities	(107,686)	1,568,846

Net increase (decrease) in cash and cash equivalents	(1,685,721)	118,283
Cash and cash equivalents, beginning of the period	7,085,803	50,635

Cash and cash equivalents, end of the period	$5,400,082	$168,918

Supplemental information
Cash interest (received)	(11,500)	(15,938)
Cash taxes paid	$745,942	$-

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Shareholders' Equity

(Unaudited – expressed in Canadian dollars)

	For the three months
	ended March 31,
	2016	2015

Common Shares
Balance at beginning of the period	$85,051,553	$65,792,307
Issued upon exercise of stock options	-	5,066
Transfer from contributed capital upon exercise of stock options	-	3,066
Balance at end of the period	85,051,553	65,800,439

Preferred Shares

Balance at beginning and end of the period	-	232,600

Contributed Capital

Balance at beginning of the period	7,239,089	6,400,789
Recognition of stock based compensation expense	150,000	194,000
Contributed capital transferred to common shares upon exercise of stock options	-	(3,066)
Balance at end of the period	7,389,089	6,591,723

Deficit

Balance at beginning of the period	(57,379,926)	(67,920,154)
Net loss and comprehensive loss for the period	(1,955,942)	(1,518,172)
Balance at end of the period	(59,335,868)	(69,438,326)

Accumulated Other Comprehensive Income

Balance at beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of the period	$33,815,709	$3,897,371

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 1
As at and for the three month period ended March 31, 2016
(Unaudited - expressed in Canadian dollars unless otherwise stated)

1. Company Background

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to help aid in identifying areas with hydrocarbon reservoir potential. Since 2008, NXT's sales activities are focused on international and frontier exploration markets.

Prior to 2015, NXT's financial statements reflected disclosure related to the use of the "going concern" basis of presentation. Significant progress was made in 2015 in expanding the business, which resulted in a significant expansion of the Company's liquidity and working capital in 2015.

Management determined in preparing these financial statements that, as at March 31, 2016, there is no material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern for the foreseeable future. However, NXT's financial results are currently dependent on a limited number of client projects, and its longer term success remains dependent upon the ability to continue to attract new client projects and expand its revenue base.

2. Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP") and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2015.

Future Accounting Policy Changes

Revenue recognition:

In May 2014, the US Financial Accounting Standards Board ("FASB") issued new guidance on accounting for "Revenue from Contracts with Customers", which supersedes the current revenue recognition requirements and most industry-specific guidance. This new guidance will require that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

This new guidance will be effective from January 1, 2018, and early application is not permitted. There will be two methods in which the amendment can be applied: (1) retrospectively to each prior reporting period (which will include NXT's fiscal years 2015 and 2016) presented, or (2) retrospectively with the cumulative effect recognized at the date of initial application. NXT is evaluating the impact of the adoption of this new guidance and has not yet determined the effect on its consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 2
As at and for the three month period ended March 31, 2016
(Unaudited - expressed in Canadian dollars unless otherwise stated)

3. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the three month periods ended
	March 31, 2016		March 31, 2015
	# of shares	$ amount	# of shares	$ amount
As at beginning of the period	53,306,109	85,051,553	44,958,843	$65,792,307
Shares issued during the period
Exercise of stock options	-	-	6,666	5,066
Transfer from contributed capital
upon exercise of stock options	-	-	-	3,066
As at the end of the period	53,306,109	85,051,553	44,965,509	65,800,439

4. Survey expenses

Survey expenses includes the following:

Three month period ended March 31	2016	2015
Aircraft operations:
Charterhire revenues earned	(194,908)	-
Operating expenses	357,097	-
	162,189	-
Survey projects	627,190	25,440
	789,379	25,440

5. Amortization expense

Amortization expense includes the following:

Three month period ended March 31	2016	2015
Amortization of:
Property and equipment	93,258	15,525
Intellectual property	421,000	-
	514,258	15,525

6. Stock based compensation expense

Stock based compensation expense ("SBCE") is calculated based on the fair value attributed to grants of NXT stock options and other equity based incentives using the Black-Scholes valuation model and includes:

Three month period ended March 31	2016	2015
SBCE recognized related to:
Stock options	$150,000	$136,000
Preferred Share Rights	-	58,000
	150,000	194,000

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 3
As at and for the three month period ended March 31, 2016
(Unaudited - expressed in Canadian dollars unless otherwise stated)

A continuity of the number of stock options outstanding at March 31, 2016 and as at the prior fiscal year ended December 31, 2015 is as follows:

	For the 3 months ended		For the year ended
	March 31, 2016		December 31, 2015
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the period	3,462,835	$1.26	2,541,435	$1.02
Granted	-	-	1,268,666	$1.66
Exercised	-	-	(347,266)	$0.97
Expired	-	-	-	-
Options outstanding, end of the period	3,462,835	1.26	3,462,835	$1.26
Options exercisable, end of the period	2,302,956	1.04	2,004,268	$1.01

The unamortized portion of SBCE related to the non-vested portion of stock options, which will be recognized in future expense (2016 to 2018) over the related remaining vesting periods is $1,044,000 as at March 31, 2016 ($1,154,000 as at December 31, 2015).

7. Earnings (loss) per share

Three month period ended March 31	2016	2015
Comprehensive loss for the period	$(1,955,942)	$(1,518,172)

Weighted average number of common shares outstanding:
Basic	53,306,109	44,960,695
Additional shares related to assumed exercise of stock options under the treasury stock method (see (ii))	-	-
Contingently issuable Preferred Shares (see (i))	-	-
Fully diluted	53,306,109	44,960,695

Net loss per share – Basic	$(0.04)	$(0.03)
Net loss per share – Fully diluted	$(0.04)	$(0.03)

(i)

A total of 8,000,000 convertible Preferred Shares (which were previously outstanding until their conversion on August 31, 2015) were considered to be contingently issuable prior to that date, and were only included in the diluted number of shares outstanding if there was a net income applicable for the period.

(ii)	In periods in which a loss results, all outstanding stock options and the Preferred Shares are excluded from the fully diluted loss per share calculations as their effect is anti-dilutive.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 4
As at and for the three month period ended March 31, 2016
(Unaudited - expressed in Canadian dollars unless otherwise stated)

8. Financial instruments

(i)	Non-derivative financial instruments

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payables and accrued liabilities, income taxes payable, and capital lease obligations. The carrying value of these financial instruments approximates their fair values due to their short terms to maturity. NXT is not exposed to significant interest or credit risks arising from these financial instruments. NXT is exposed to foreign exchange risk as a result of holding US, Bolivian, and Colombian denominated financial instruments.

(ii)	Derivative financial instruments

In 2016 and 2015, the Company had no outstanding derivative financial instruments.

9. Geographic information

NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations such as Colombia (to mid-2014) and currently Bolivia. NXT has no long term assets outside of Canada.

In May 2015, NXT executed a contract to conduct a US $13.4 million (US $12.9 million net of applicable local sales taxes owing) survey project with a new client in Bolivia. This contract was completed and recognized in revenue in NXT's Q4-2015 period.

A contract amendment for an additional survey project valued at US $1.0 million (net of taxes) was finalized in October, 2015. The results for this project were delivered to the client in January, 2016, and it is recognized as revenue in NXT's Q1-2016 period. Accordingly, deferred revenue as at December 31, 2015 included US $0.5 million (net of taxes) which had been invoiced as a progress billing for this project.

Revenues by geographic area were generated solely in Bolivia in 2015 and 2016, and were derived almost entirely from a single client in each of the periods.

10. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

Three month period ended March 31	2016	2015
Accounts receivable	$562,026	$(24,310)
Work-in-progress	404,840	-
Prepaid expenses and deposits	(17,499)	(19,523)
Accounts payable and accrued liabilities	(110,655)	(103,149)
Income taxes payable	(469,945)	-
Deferred revenue	(706,722)	-
	(337,955)	(146,982)

Portion attributable to:
Operating activities	(277,768)	(146,982)
Financing activities	-	-
Investing activities	(60,187)	-
	(337,955)	(146,982)

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements	page | 5
As at and for the three month period ended March 31, 2016
(Unaudited - expressed in Canadian dollars unless otherwise stated)

11. Commitments and contingencies

Office premises lease

NXT has an operating lease commitment on its Calgary office space for a 10 year term at an initial estimated minimum monthly lease payment of $44,486 (including operating costs). The estimated future minimum annual commitment is as follows as at March 31, 2016:

Fiscal year ending December 31
2016	$400,370
2017	533,826
2018	533,826
2019	533,826
2020	536,792
2,538,640
Thereafter, 2021 through 2025	2,592,018
5,130,658

Deferred charges of $87,026 as at March 31, 2016 relates to the valuation of an initial free-rent period received on this lease in 2015. This balance will be amortized as a reduction of general and administrative expense over the 10 year term of the lease commitment.

12. Other related party transactions

NXT periodically enters into transactions with related parties, at fair market value. One of the members of NXT's Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees incurred with this firm were as follows:

Three month period ended March 31	2016	2015
	$20,940	$21,668

Accounts payable and accrued liabilities includes a total of $55,475 ($62,048 as at December 31, 2015) payable to this law firm. In addition, accounts payable and accrued liabilities includes $80,666 ($34,881 as at December 31, 2015) related to re-imbursement of expenses owing to persons who are Directors or Officers of NXT.

Accounts receivable includes short-term loans due from two employees totaling $51,026. These loans mature on October 1, 2016, and bear interest at a variable rate, which is currently 1%.